United States securities and exchange commission logo





                          March 3, 2021

       Bo Tan
       Chief Executive Officer
       Summit Healthcare Acquisition Corp.
       Unit 1101, 11th Floor
       1 Lyndhurst Tower, 1 Lyndhurst Terrace
       Central, Hong Kong

                                                        Re: Summit Healthcare
Acquisition Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted February
3, 2021
                                                            CIK No. 0001839185

       Dear Mr. Tan:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Summary
       Redemption rights for public shareholders upon the completion of our initial business combination, page 21

   1. Revise the summary to clarify whether you may offer an extension period. We note no references other than a
brief mention in the underwriting section on page 162.
 Bo Tan
FirstName  LastNameBo  Tan Corp.
Summit Healthcare  Acquisition
Comapany
March      NameSummit Healthcare Acquisition Corp.
       3, 2021
March2 3, 2021 Page 2
Page
FirstName LastName
Risk Factors
We may issue additional Class A ordinary shares or preference shares to complete our initial business combination..., page 51

2. We note the risk factor disclosure on page 51 regarding your potential use of preference shares to complete your initial business combination or under an employee incentive plan after the completion of your initial business combination. Revise this risk factor to separate actions you may do before and after the initial business combination transaction, and their dilutive and other effects, so potential investors may determine the risks inherent in this investment decision as distinct from those risks that may follow their opportunity to redeem their investment. In doing so, clarify how you may use preference shares with dilutive effect or to subordinate the rights of Class A holders prior to the initial business combination.
       You may contact Franklin Wyman at (202) 551-3660 or Kate Tillan at (202) 551-3604 if
you have questions regarding the financial statements and related matters. Please contact Abby
Adams at (202) 551-6902 or Christopher Edwards at (202) 551-6761 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences
cc:      Ben James